[Graphic omitted] Ahold
                                                        Press Release

                                                        Royal Ahold
                                                        Corporate Communications

                                            Date:       December 8, 2004
                                 For more information:  +31 75 659 57 20

Ahold appeals local court order related to antitrust approval process of Disco sale

Zaandam, The Netherlands, December 8, 2004 -- Ahold today announced that its subsidiary Disco Ahold International Holdings N.V. ("DAIH") has appealed an Argentine judicial order rendered by a federal court in San Rafael, Province of Mendoza, Argentina, of which DAIH was notified on December 3, 2004. The order relates to the transfer of approximately 85% of the shares of Disco S.A. to Cencosud S.A., which was communicated on November 1, 2004. If ultimately enforced the order could lead the parties to reverse the transfer, at least temporarily.

Cencosud and the Argentine government were also notified of the order. Cencosud has also filed an appeal. Both Ahold and Cencosud remain fully committed to completing the transaction as anticipated and intend to vigorously fight the order.

The order was rendered without the Argentine government, DAIH or Cencosud having notice of application for the order, and therefore without providing them the opportunity to contest the request, which was made by a single plaintiff in the case which is entitled Belmonte, Manuel y Associacion Ruralista de General Alvear ("Belmonte case"), referred to below.

The order was rendered on the basis of the allegation made by the plaintiff that DAIH and Cencosud have infringed Argentine antitrust laws by partially completing the transaction prior to obtaining antitrust approval. Ahold and Cencosud believe that no such infringement occurred. The Argentine government confirmed in a previous appeal in this case that antitrust approval can also be obtained after completion of the transaction and consequently, that no such infringement occurred.

The order was rendered by the same court that earlier rendered an order in the Belmonte case preventing the Argentine antitrust authorities from continuing their required review of the Disco transaction, as announced in Ahold's press release of November 1, 2004.

                                                  Albert Heijnweg 1, Zaandam
                                                  P.O. Box 3050, 1500 HB Zaandam
                                                  The Netherlands
                                                  Phone:  +31 (0)75 659 5720
                                                  Fax:    +31 (0)75 659 8302
http://www.ahold.com

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Ahold and Cencosud believe that their appeals of the order have for now suspended the potential effects of the order.

Ahold announced the transfer of the controlling interest in Disco on November 1, 2004, following an earlier announcement of the transaction on March 5, 2004. Ahold believes that the transfer of the Disco shares as effected is in the best interests of Disco's customers and associates, which Ahold believes were being adversely affected by the delay in the antitrust approval process and the closing of the transaction.

Ahold Corporate Communications: +31.75.659.5720

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Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. These forward-looking statements include, but are not limited to, statements regarding the possible effect of an Argentine court's judicial order on the transfer of the Disco shares to Cencosud, including the possible reversal of the transfer, Ahold's and Cencosud's commitment to the Disco transaction and their intention to vigorously fight the order and the impact of the appeals on the potential effects of the order. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Important factors that could cause actual results to offer materially from the information set forth in these forward-looking statements include, but are not limited to, further actions by the federal court that rendered the order or by the plaintiffs, the ultimate definitive interpretation of the order, the timing and outcome of the appeals, actions taken or not taken by Cencosud, the actions of other courts, government regulators and law enforcement agencies, any inability to obtain, or further delays in obtaining, antitrust approval, any other legal or other obstacles or delays in completing the Disco transaction and other factors some of which are discussed in Ahold's public filings. Many of these factors are beyond Ahold's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Ahold does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events or circumstances, except as may be required under applicable securities laws. Outside The Netherlands, Koninklijke Ahold N.V., being its registered name, presents itself under the name of "Royal Ahold" or simply "Ahold."
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